Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2	Date of Material Change

November 9, 2010

Item 3	News Release

The press release reporting the material change was issued by Lorus on November 9, 2010 in Canada through Marketwire and is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

The news release issued on November 9, 2010 by Lorus announced that Lorus had completed a rights offering raising $4.6 million (before expenses).

Item 5	Full Description of Material Change

A total of 4.2 million units of the company at a price of $1.11 per unit (the “Subscription Price”) were issued in connection with the rights offering.  Each unit consists of one common share and one common share purchase warrant, each warrant exercisable into one common share at a price of $1.33 until May 8, 2012.  If at any time after 6 months following November 9, 2010 the price of Lorus’ common shares on the Toronto Stock Exchange equals or exceeds $2.33 for five consecutive trading days, Lorus may call the warrants for cancellation.   As a result of the rights offering Lorus will issue 4.2 million common shares and 4.2 million common share purchase warrants

In accordance with the terms of the stand-by purchase agreement entered into by Lorus with Herbert Abramson, a director of the Company, Mr. Abramson has subscribed at the Subscription Price for 3.6 million units of the offering for $4.0 million.

The Corporation expects to use the net proceeds from the offering to fund research and development activities, the repayment of interim financing promissory notes to Mr. Abramson and for general working capital purposes.  Lorus has decided to prepay the $1,000,000 promissory note outstanding to Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson.  Following these transactions the Company will have no debt other than trade accounts payables.

For more information regarding the material change, please see the news release filed on November 9, 2010 attached hereto as Schedule “A.”

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information please contact:
Lorus Therapeutics Inc.
Elizabeth Williams
(416) 798-1200 ext. 372.

Item 9	Date of Report

November 11, 2010

Schedule A

News Release

NEWS RELEASE

Lorus Therapeutics Completes Rights Offering,
Raising $4.6 Million

TORONTO, CANADA, November 9, 2010 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has completed its rights offering to eligible shareholders raising total proceeds of $4.6 million (before expenses).

 A total of 4.2 million units of the company at a price of $1.11 per unit (the “Subscription Price”) were issued in connection with the rights offering.  Each unit consists of one common share and one common share purchase warrant, each warrant exercisable into one common share at a price of $1.33 until May 8, 2012.  If at any time after 6 months following November 9, 2010 the price of Lorus’ common shares on the Toronto Stock Exchange equals or exceeds $2.33 for five consecutive trading days, Lorus may call the warrants for cancellation.   As a result of the rights offering Lorus will issue 4.2 million common shares and 4.2 million common share purchase warrants

In accordance with the terms of the stand-by purchase agreement entered into by Lorus with Herbert Abramson, a director of the Company, Mr. Abramson has subscribed at the Subscription Price for 3.6 million units of the offering for $4.0 million.

The Corporation expects to use the net proceeds from the offering to fund research and development activities, the repayment of interim financing promissory notes to Mr. Abramson and for general working capital purposes.  Lorus has decided to prepay the $1,000,000 promissory note outstanding to Trapeze Capital Corporation, a corporation affiliated with Mr. Abramson.  Following these transactions the Company will have no debt other than trade accounts payables.

Lorus' transfer agent is in the process of distributing units to those rights holders who participated in the rights offering, either directly or through their brokers.

Information for United States Shareholders
This news release does not constitute an offer to sell or the solicitation of an offer to buy and of these securities in the United States. Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or an available exemption from such registration requirements.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Rights Offering and the purposes for which the proceeds from the Rights Offering will be used and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: our ability to continue to operate as a going concern; the failure to close the rights offering; the actual proceeds of the rights offering, our ability to obtain the capital required for research and operations; the possible adverse affect of continuing negative market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com